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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly Held Company

CNPJ/MF: 07.689.002/0001-89

NIRE: 35.300.325.761

NOTICE TO THE MARKET

EMBRAER S.A. (“Company”) (B3: EMBJ3; NYSE: EMBJ), with reference to the notice to the market disclosed on July 15, 2014, March 9, 2017, July 17, 2018, and December 19, 2018, informs its shareholders and the market in general that, on November 26, 2025, it executed an agreement with Azul Linhas Aéreas Brasileiras S.A. (“Azul”), through which they renegotiated the instruments originally executed under the firm order for a total of 51 E195-E2 aircraft, placed between 2014 and 2018. Among other terms and conditions, the parties agreed to amend the firm orders from 51 to 25 aircraft.

The renegotiation takes place amid Azul’s restructuring plan, which is being discussed in the context of the Chapter 11 process pending before the United States Bankruptcy Court of the Southern District of New York (“Court”). The agreement was ratified by the Court at a hearing held on December 18, 2025, and the court order was published on December 22, 2025.

If you have any questions, please contact the Company’s Investor Relations team through the following channels: website (https://ri.embraer.com.br/outras-informacoes/fale-com-ri/) or email (investor.relations@embraer.com.br).

São José dos Campos, December 23, 2025.

Antonio Carlos Garcia
Executive Vice President, Financial & Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations